EAC INDUSTRIES, INC.
                              PROSPECTUS SUPPLEMENT
                              ---------------------

                                FEBRUARY 1, 1998
                                ----------------


EAC INDUSTRIES, INC. ANNOUNCES
THIRD FISCAL QUARTER RESULTS
GOODREN PRODUCTS RESTRUCTURING
RIGHTS OFFER EXTENSION

     EAC Industries, Inc. reported a net loss for the third fiscal quarter ended October 31, 1997 of $125,059 ($.05 per share) compared to net income of $25,999 ($.01 per share) for the comparable period ended October 31, 1996.

     Sales for the third quarter ended October 31, 1997 were $1,447,492 compared to $1,367,964 for the comparable period of the prior fiscal year, reflecting an increase of $79,528 or 5%. This increase in sales was due to increased sales at its Flexible Printed Products, Inc. and Athena Packaging, Inc. subsidiaries. Sales of its Goodren Products Corporation subsidiary decreased by 3% in the quarter over the comparable prior periods.

     The primary reason for the loss compared to the prior year was the decline in gross profit margins from 30% to 20%, from period to period, most of which was attributable to lower profit margins at Goodren.

     The Board of Directors of EAC at a meeting on December 29, 1997, decided to restructure Goodren Products' operations by ceasing production related to the printed on plastic, point of purchase materials product line, while establishing an outsourcing arrangement with another quality producer of such materials. Peter Fritzsche, CEO of the Company, said that over 55% of Goodren's sales in the current year, primarily wall decorations, were already being produced elsewhere and that the continuing slow down in Goodren's sales of point of purchase materials made it difficult to reestablish profitability at its own manufacturing facility. The cosmetic label products of Athena Packaging will continue to be produced at Goodren's plant in Englewood, New Jersey, and would not be affected by the Goodren restructuring.

     Because of the reduced sales of point-of-purchase materials at Goodren, and the costs anticipated to be incurred with Goodren's production shut down, including but not limited to severance costs, EAC anticipates a loss in its fourth quarter as well as for the full fiscal year ending January 31, 1998.

     EAC is also contemplating the move of its Flexible Printed Products production facility from its existing City of Industry, California, location to a facility located within the same general area some time in early February, 1998. The costs associated with Flexible's move are not anticipated to be material nor are they expected to negatively impact EAC's financial results for the year ending January 31, 1998.

     The shareholders of EAC at their Annual Meeting held on December 29, 1997 approved the reclassification proposal to amend the Company's Restated Certificate of Incorporation to effect a 1 for 100 share reverse stock split of the Common Stock and to pay cash in lieu of fractional shares and to immediately thereafter reclassify such resulting whole, or partial, shares on a 100 for 1 basis. The effect of the shareholder vote and the subsequent reclassification which became effective on January 8, 1998 was to eliminate by purchase of shares the approximately 1,100 odd lot shareholders who owned 99 or less shares as of effective date. The reclassification had no effect whatsoever on holders of 100 shares or more as of such date.

     The Board of Directors also approved the extension of the termination date of the Company's rights offering from January 15, 1998 to February 18, 1998. The rights offering is being made by means of a Prospectus dated November 10, 1997 which was mailed to all holders of EAC Common Stock (100 shares or more). Attached to this Prospectus Supplement is the Company's SEC Form 10-QSB for the fiscal quarter ended October 31, 1997. This Supplement and its attachment should be read in conjunction with the Prospectus.

                                                     Peter B. Fritzsche
                                                     President

                               APPENDIX TO 424B3

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-QSB

(X)         QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                 For the quarterly period ended October 31, 1997

                                       OR

( )         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

   Commission File Number: 1-4338


                              EAC INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

                New York                              21-0702336
     (State or other jurisdiction of     (I.R.S. Employer Identification No.)
     incorporation or organization)

                    22 BLACKSTONE AVENUE, BRANFORD, CT 06405
               (Address of principal executive offices) (Zip Code)

                                 (203) 315-8020
                (Issuer's telephone number, including area code)


Check whether the Issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.


                 Class                          Outstanding at October 31, 1997
-----------------------------------------      ---------------------------------
Common Stock, par value $.10 per share                  2,311,687 shares


                                                                         Page 1.

                                    - INDEX -

                                                                                                                    PAGE(S)
PART I.           Financial Information:

ITEM 1.           Financial Statements

                  Consolidated Condensed Balance Sheets - October 31, 1997
                  (Unaudited) and January 31, 1997                                                                       3.

                  Consolidated Condensed Statements of Operations (Unaudited) -
                  Three and Nine Months Ended October 31, 1997 and 1996                                                  4.

                  Consolidated Condensed Statements of Cash Flows (Unaudited) -
                  Nine Months Ended October 31, 1997 and 1996                                                            5.

                  Notes to Interim Consolidated Condensed Financial Statements
                  (Unaudited)                                                                                       6. - 7.


ITEM 2.           Management's Discussion and Analysis or Plan of Operation                                        8. - 10.

PART II.          Other Information                                                                                     11.

SIGNATURES                                                                                                              12.

EXHIBITS:

                  Exhibit 11 - Earnings Per Share                                                                       13.

                  Exhibit 27 - Financial Data Schedule                                                                  14.


                                                                        Page 2.

PART I.           FINANCIAL INFORMATION:

ITEM I.           FINANCIAL STATEMENTS:

                              EAC INDUSTRIES, INC.
                      CONSOLIDATED CONDENSED BALANCE SHEETS

                               - ASSETS (NOTE 2) -

                                                                                   OCTOBER 31,       January 31,
                                                                                       1997              1997
                                                                                   (UNAUDITED)

CURRENT ASSETS:
    Cash                                                                            $   594,775      $   594,412
    Notes and accounts receivable - net of allowance for doubtful accounts
       of $45,566 at October 31 and January 31, 1997, respectively                      839,945          666,379
    Inventories                                                                         312,009          300,238
    Prepaid taxes and expenses                                                           82,844           50,907
                                                                                    -----------      -----------

TOTAL CURRENT ASSETS                                                                  1,829,573        1,611,936
                                                                                    -----------      -----------

PROPERTY, PLANT AND EQUIPMENT, NET                                                      519,862          710,166
                                                                                    -----------      -----------

OTHER ASSETS:
    Costs in excess of net assets acquired - net                                        424,627          453,601
    Deferred income taxes                                                               510,000          510,000
    Other assets                                                                         29,182           29,182
                                                                                    -----------      -----------
                                                                                        963,809          992,783
                                                                                    -----------      -----------

                                                                                    $ 3,313,244      $ 3,314,885
                                                                                    ===========      ===========

                    - LIABILITIES AND SHAREHOLDERS' EQUITY -
CURRENT LIABILITIES:
    Accounts payable                                                                $   398,971      $   247,152
    Accrued expenses                                                                    683,647          579,441
    Long-term liabilities - current portion                                             102,276          223,770
    Income taxes payable                                                                  1,200            5,161
                                                                                    -----------      -----------

TOTAL CURRENT LIABILITIES                                                             1,186,094        1,055,524
                                                                                    -----------      -----------

LONG-TERM LIABILITIES - NET OF CURRENT PORTION                                          481,623          440,734
                                                                                    -----------      -----------

COMMITMENTS AND CONTINGENCIES  (NOTES 2 AND 4)

SHAREHOLDERS' EQUITY:
    Common stock, $.10 par value; 20,000,000 shares authorized,
       2,319,285 shares issued                                                          231,929          231,929
    Capital in excess of par value                                                   10,504,380       10,504,380
    Accumulated deficit                                                              (9,040,182)      (8,867,082)
                                                                                    -----------      -----------
                                                                                      1,696,127        1,869,227
    Less: Common stock in treasury, 7,598 shares at cost                                (50,600)         (50,600)
                                                                                    -----------      -----------
                                                                                      1,645,527        1,818,627
                                                                                    -----------      -----------
                                                                                    $ 3,313,244      $ 3,314,885
                                                                                   ===========      ===========

         The accompanying notes are an integral part of these consolidated statements.


                                                                        Page 3.

                              EAC INDUSTRIES, INC.
                 CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                                For The Three Months      For The Nine Months
                                                                  Ended October 31,        Ended October 31,

                                                                   1997         1996        1997         1996
                                                               ----------   ----------   ----------   ----------

NET SALES                                                      $1,447,492   $1,367,964   $4,619,621   $4,816,364
                                                               ----------   ----------   ----------   ----------

COSTS AND EXPENSES:
    Cost of products sold                                       1,123,921      959,367    3,396,316    3,535,113
    Selling, general and administrative expenses                  465,478      402,111    1,396,611    1,412,581
                                                               ----------   ----------   ----------   ----------
TOTAL COSTS AND EXPENSES                                        1,589,399    1,361,478    4,792,927    4,947,694
                                                               ----------   ----------   ----------   ----------

OPERATING INCOME (LOSS)                                          (141,907)       6,486     (173,306)    (131,330)
                                                               ----------   ----------   -----------  -----------

OTHER INCOME (EXPENSES):
    Interest expense                                              (10,389)      (9,202)     (29,574)      (11,641)
    Gain on sale of fixed assets                                   19,745           -        19,745            -
    Interest and other income                                       7,492       28,715       10,035        77,661
                                                               ----------   ----------   -----------   ----------
                                                                   16,848       19,513           206       66,020
                                                               ----------   ----------   -----------   ----------

INCOME (LOSS) BEFORE INCOME TAXES                                (125,059)      25,999      (173,100)     (65,310)

       Income taxes, net of operating loss carryforwards               -            -             -            -
                                                               ----------   ----------   -----------   ----------

NET INCOME (LOSS)                                              $ (125,059)  $   25,999   $  (173,100)  $  (65,310)
                                                               ==========   ==========   ===========   ==========

INCOME (LOSS) PER SHARE  (NOTE 3)                                   $(.05)        $.01         $(.07)       $(.03)
                                                                    =====         ====         =====        =====

         The accompanying notes are an integral part of these consolidated statements.


                                                                        Page 4.

                              EAC INDUSTRIES, INC.
                 CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                                          For The Nine Months
                                                                                            Ended October 31,
                                                                                            -----------------
                                                                                        1997              1996
                                                                                        ----              ----
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net (loss)                                                                        $(173,100)       $ (65,310)
    Adjustments to reconcile net (loss) to cash provided from operating activities:
       Depreciation and amortization                                                    122,826           75,722
       Amortization of deferred rental income                                                -           (56,451)
       Gain on disposal of fixed assets                                                 (19,745)
    Change in assets and liabilities:
       (Increase) decrease in accounts and notes receivable                            (173,566)         160,717
       (Increase) decrease in inventories                                               (11,771)          58,781
       (Increase) decrease in prepaid expenses and other assets                         (35,898)          24,186
       Increase (decrease) in accounts payable, accrued expenses and accrued
          income taxes                                                                  373,336          (95,887)
                                                                                      ---------        ---------
       NET CASH PROVIDED FROM OPERATING ACTIVITIES                                       82,082          101,758
                                                                                      ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
       Capital expenditures                                                              (1,520)        (294,721)
       Proceeds from sale of fixed assets                                               113,248               -
                                                                                      ---------        ---------
       NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                                 111,728         (294,721)
                                                                                      ---------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
       Proceeds from short-term debt                                                          -          314,297
       Payments of long-term debt                                                      (193,447)         (51,092)
                                                                                      ---------        ---------
       NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES                                (193,447)         263,205
                                                                                      ---------        ---------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                                   363           70,242

CASH AND CASH EQUIVALENTS, AT BEGINNING OF YEAR                                         594,412          628,380
                                                                                      ---------        ---------

CASH AND CASH EQUIVALENTS, AT END OF PERIOD                                           $ 594,775        $ 698,622
                                                                                      =========        =========

         The accompanying notes are an integral part of these consolidated statements.


                                                                        Page 5.

                              EAC INDUSTRIES, INC.
          NOTES TO INTERIM CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)



NOTE 1 -     BASIS OF PRESENTATION:

             In the opinion of management, the accompanying unaudited interim consolidated condensed financial statements of EAC Industries, Inc. (the "Company") and its subsidiaries, contain all adjustments necessary (consisting of normal recurring accruals or adjustments only) to present fairly the Company's financial position as of October 31, 1997, the results of its operations for the three and nine month periods ended October 31, 1997 and 1996 and cash flows for the nine month periods ended October 31, 1997 and 1996.

             The accounting policies followed by the Company are set forth in
             Note 2 to the Company's consolidated financial statements included in its Annual Report on Form 10-KSB for the year ended January 31, 1997, which is incorporated herein by reference. Specific reference is made to this report for a description of the Company's securities and the notes to consolidated financial statements.

             The results of operations for the three and nine month periods ended October 31, 1997 are not necessarily indicative of the results to be expected for the full year.

NOTE 2 -     BANK LINE OF CREDIT:

             In May 1997, Goodren entered into an agreement with its bank providing for a line of credit in the aggregate amount of $500,000 through March 31, 1998. Interest is payable at 2% above the bank's prime rate. Borrowings under this line are secured by all assets of Goodren, and guaranteed by EAC, Athena and Flexible. As of October 31 and January 31, 1997, there were no balances outstanding under this line.


NOTE 3 -     EARNINGS (LOSS) PER SHARE:

             Earnings (loss) per share has been computed on the basis of the weighted average number of common shares and common equivalent shares outstanding during each period presented.

             In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 - Earnings Per Share, which pronouncement changes the method for calculating earnings per share. SFAS 128 requires presentation of "basic " and "diluted" earnings per share as opposed to "primary" and "fully diluted" earnings per share, and is effective for periods ending after December 15, 1997. Early adoption is not permitted. Management does not believe that SFAS 128 will result in earnings per share that is materially different from that currently reported.




                                                                        Page 6.

                              EAC INDUSTRIES, INC.
          NOTES TO INTERIM CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)


NOTE 4 -     CONTINGENCY:

             Goodren has withdrawn from participating in the District 65 Union Pension Plan (the "Plan"). This withdrawal resulted in the assessment of a withdrawal liability owed to the Plan by Goodren. During the year ended January 31, 1995, the Company accrued a reserve for an estimated liability of $560,000 which counsel to the Company believed would be payable over a period of approximately 22 years beginning approximately one year from the withdrawal date. In March of 1996, the Company signed an agreement with the Plan whereby they will make quarterly payments of $7,548. On September 30, 1996, the Company and Goodren entered into a Settlement Agreement with the Trustees of the union pension plan whereby Goodren's pension fund liability was reduced to $360,000 payable in 80 equal quarterly payments of $8,752 including annual interest at a rate of 8%. Pursuant to the Settlement Agreement, the Company applied for a hardship case, which was granted in December 1997, whereby the Company is able to reduce its quarterly obligations to $3,000 until such time as the Company is out of hardship. Goodren is also potentially liable to the Internal Revenue Service ("IRS") for excise taxes of approximately $5,000 under paragraph 4971 of the Internal Revenue Code.



                                                                        Page 7.

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION:

              INTRODUCTION:

              EAC Industries, Inc., the Company, is a holding company with three operating subsidiaries: Goodren Products Corporation ("Goodren"), Athena Packaging, Inc. ("Athena") and Flexible Printed Products, Inc. ("Flexible"). Goodren designs and prints point-of-purchase advertising displays and wall decorations on semi-durable plastic. Athena produces printed, laminated embossed and hot-stamped labels, wraps, seals and decals for the cosmetics, pharmaceutical and health and beauty aids industries. Flexible produces and prints on plastic, pre-cure in-mold heat transfer labels for the identification and decoration of rubber and silicone hoses, belts and tire patches.

              The financial information presented herein includes: (i) Consolidated condensed balance sheets as of October 31, 1997 and January 31, 1997; (ii) Consolidated condensed statements of operations for the three and nine month periods ended October 31, 1997 and 1996 and (iii) Consolidated condensed statements of cash flows for the nine month periods ended October 31, 1997 and 1996.

              RESULTS OF OPERATIONS:

              Consolidated sales for the three-month period ended October 31, 1997 were $1,448,000 as compared to $1,368,000 for the comparable period of the prior year, reflecting an increase of $80,000 or 6%. Consolidated sales for the nine-month period ended October 31, 1997 were $4,620,000 as compared to $4,816,000 for the comparable period of the prior year, reflecting a decrease of $196,000 or 4%. The primary reason for the decrease in sales was due to a decrease in the sales generated by the Goodren group, which now includes Athena.

              Combined sales for Goodren and Athena for the three and nine month periods ended October 31, 1997 were $1,034,000 and $3,438,000, respectively. For the comparable periods of the previous year (prior to the acquisition of Athena by EAC), sales were $976,000 and $3,722,000, respectively. The increase of $58,000 for the three-month period represents sales generated by Athena since its acquisition in September 1996. The decline in sales for the nine-month period of $284,000 was due to decreased sales in both the point of purchase (31%) and wall decoration (26%) segments of Goodren's business.

              Sales for the Company's Flexible subsidiary for the three and nine month periods ended October 31, 1997 were $413,000 and $1,182,000, respectively, as compared to $392,000 and $1,095,000, respectively, for the same periods of the prior year. Management believes that these increases were due to additional sales to existing customers.

              Consolidated gross profit as a percentage of sales for the three month periods ended October 31, 1997 and 1996 was 22.4% and 29.9%, respectively. Consolidated gross profit as a percentage of sales for the nine month periods ended October 31, 1997 and 1996 was 26.5% and 26.6%, respectively.



                                                                        Page 8.

              Combined gross profit percentages for Goodren and Athena for the three and nine month periods ended October 31, 1997 were 16.3% and 22.7%, respectively. For the comparable periods of the previous year (prior to the acquisition of Athena by EAC), gross profit percentages of Goodren were 29% and 25.6%, respectively. Management attributes this decline in the gross profit percentages to higher material and manufacturing labor costs.

              Gross profit percentage realized by Flexible for the three and nine month periods ended October 31, 1997 were 37.6% and 37.5%, respectively, as compared to 31.3% and 30.1%, respectively, for the same periods of the prior year. Management believes that the increased gross profit percentages experienced by Flexible were largely due to a decline in raw materials costs.

              Consolidated selling, general and administrative expenses decreased by $16,000 when comparing the nine month period ended October 31, 1997 to the same period in 1996. The Company reflected an increase of approximately 16% in selling, general and administrative expenses for the three-month period ended October 31, 1997 when compared to the three-month period ended October 31, 1996.

              Selling, general and administrative expenses for the combined operations of Goodren and Athena for the three and nine month periods ended October 31, 1997 were $246,000 and $829,000, respectively. For the comparable periods of the prior year, such expenses were $200,000 and $862,000, respectively.
               The Company believes that this decrease is due to a reduction in payroll and related costs resulting from the decreased sales as discussed above as well as the monitoring of costs more effectively.

              Selling, general and administrative expenses for Flexible for the three and nine month periods ended October 31, 1997 were $90,000 and $254,000, respectively. For the comparable periods of the prior year, such expenses were $77,000 and $293,000, respectively. These decreases are attributable to the monitoring of costs more effectively.

              For the three months ended October 31, 1997 and 1996, the Company reflected a loss of $125,059 ($.05 per share) and income of $25,999 ($.01 per share), respectively. For the nine months ended October 31, 1997 and 1996, the Company reflected net losses of $173,100 ($.07 per share) and $65,310 ($.03 per share), respectively.

              LIQUIDITY AND CAPITAL RESOURCES:

              At October 31, 1997, the Company's working capital was $643,000 compared to working capital of $556,000 at its year ended January 31, 1997. Cash balances at October 31, 1997 remained relatively unchanged from January 31, 1997.

              In May 1997, Goodren entered into an agreement with its bank providing for a line of credit in the aggregate amount of $500,000 through March 31, 1998. Interest is payable at 2% above the bank's prime rate. Borrowings under this line, which were zero as of October 31, 1997 and January 31 1997, are secured by all assets of Goodren, and guaranteed by EAC, Athena and Flexible.



                                                                        Page 9.

              The Company is anticipating capital expenditures of approximately $200,000, during the next year, in order to expand the operations of Goodren, Athena and Flexible. Management believes that these expenditures can be funded from existing resources.

              The Company believes that its cash flows from operations will be sufficient to meet its financial requirements over the next twelve months.

              OTHER:

              This report contains certain forward-looking statements and information that is based on management's beliefs and assumptions, as well as information currently available to management. When used in this document, the words "anticipate," "estimate," "expect," "intend" and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or expected. Among the key factors that may have a direct bearing on the Company's operating results are fluctuations in the economy, the degree and nature of competition, the risk of delay in product development and release dates and acceptance of, and demand for, the Company's products.



                                                                       Page 10.

                           PART II. OTHER INFORMATION


Item 1.       Legal Proceedings

              None

Item 2.       Changes in Securities

              None

Item 3.       Defaults upon Senior Securities

              None

Item 4.       Submission of Matters to a Vote of Security Holders

              None

Item 5.       Other Information

              None

Item 6.       Exhibits and Reports

         (a)     Exhibits:

                 (11)     Computation of Earnings per Common Share

                 (27)     Financial Data Schedule


                                                                       Page 11.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                           EAC INDUSTRIES, INC.
                                           Registrant




Date: December 17, 1997                    /s/ Peter B. Fritzsche
                                           -------------------------------------
                                           Peter B. Fritzsche
                                           Chief Executive Officer and Principal
                                           Accounting Officer




                                                                       Page 12.

                              EAC INDUSTRIES, INC.
                                   EXHIBIT 11
                    COMPUTATION OF EARNINGS PER COMMON SHARE
                                   (UNAUDITED)


                                                                For The Three Months       For The Nine Months
                                                                  Ended October 31,         Ended October 31,
                                                                  -----------------         -----------------

                                                                  1997         1996         1997         1996
                                                               ----------   ----------   ----------   ----------
NET INCOME (LOSS)                                              $ (125,059)  $   25,999   $ (173,100)  $  (65,310)
                                                               ==========   ==========   ==========   ==========

SHARES:
    Weighted average shares outstanding                         2,311,687    2,311,687    2,311,687    2,311,687
    Other - options, warrants etc.                                     -            -            -            -
                                                               ----------   ----------   ----------   ----------
                                                                2,311,687    2,311,687    2,311,687    2,311,687
                                                               ==========   ==========   ==========   ==========

PRIMARY EARNINGS (LOSS) PER SHARE                                   $(.05)        $.01        $(.07)       $(.03)
                                                                    =====         ====        =====        =====


                                                                       Page 13.

[ARTICLE]                     5

                              EAC INDUSTRIES, INC.
                                   EXHIBIT 27
                             FINANCIAL DATA SCHEDULE
                           ARTICLE 5 OF REGULATION S-X

[LEGEND]
The schedule contains summary financial information extracted from the consolidated financial statements for the nine months ended October 31, 1997 and is qualified in its entirety by reference to such statements.
[/LEGEND]

[PERIOD-TYPE]                                                             9-MOS
[FISCAL-YEAR-END]                                                   JAN-31-1998
[PERIOD-START]                                                      FEB-01-1997
[PERIOD-END]                                                        OCT-31-1997
[CASH]                                                                  594,775
[SECURITIES]                                                                  0
[RECEIVABLES]                                                           885,511
[ALLOWANCES]                                                             45,566
[INVENTORY]                                                             312,009
[CURRENT-ASSETS]                                                      1,829,573
[PP&E]                                                                1,536,473
[DEPRECIATION]                                                        1,016,611
[TOTAL-ASSETS]                                                        3,313,244
[CURRENT-LIABILITIES]                                                 1,186,094
[BONDS]                                                                 481,623
[COMMON]                                                                231,929
[PREFERRED-MANDATORY]                                                         0
[PREFERRED]                                                                   0
[OTHER-SE]                                                            1,413,598
[TOTAL-LIABILITY-AND-EQUITY]                                          3,313,244
[SALES]                                                               4,619,621
[TOTAL-REVENUES]                                                      4,619,621
[CGS]                                                                 3,396,316
[TOTAL-COSTS]                                                         3,396,316
[OTHER-EXPENSES]                                                              0
[LOSS-PROVISION]                                                              0
[INTEREST-EXPENSE]                                                       29,574
[INCOME-PRETAX]                                                        (173,100)
[INCOME-TAX]                                                                  0
[INCOME-CONTINUING]                                                    (173,100)
[DISCONTINUED]                                                                0
[EXTRAORDINARY]                                                               0
[CHANGES]                                                                     0
[NET-INCOME]                                                           (173,100)
[EPS-PRIMARY]                                                              (.07)
[EPS-DILUTED]                                                              (.07)

